3/3 KJ

03011323

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brooke Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas, 29th Floor
(No. and Street)

New York (City) New York (State) 10036-8701 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH. D.C. 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregorio S. Pangilinan (212) 403-9515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul Rosenberg, C.P.A.
(Name – *if individual, state last, first, middle name*)

333 West 52nd Street, (Address) New York (City) New York (State) 10019 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul J. Ferguson, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooke Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYNN VAZQUEZ
Notary Public, State of New York
No 01VA5036027
Qualified in Queens County
Commission Expires 11-14-2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietors' Capital~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKE SECURITIES, INC.

FINANCIAL STATEMENTS
AND SCHEDULE

YEAR ENDED DECEMBER 31, 2002

BROOKE SECURITIES, INC.
Year Ended December 31, 2002

TABLE OF CONTENTS

Paul Rosenberg
CERTIFIED PUBLIC ACCOUNTANT

333 WEST 52ND STREET, NEW YORK, N.Y. 10019

212 / 581 - 9099

INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
Brooke Securities, Inc.

I have audited the accompanying statement of financial condition of Brooke Securities, Inc. as of December 31, 2002, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brooke Securities, Inc., as of December 31, 2002, and the results of its operations, cash flows, and changes in stockholders' equity for the year then ended, in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 26, 2003

Paul Rosenberg, CPA

BROOKE SECURITIES, INC.
Statement of Financial Condition
December 31, 2002

ASSETS		
Cash		$ 55,907
Due from broker		3,252
Short-term investments		662,138
Securities owned, at market (cost - $856,693)		369,763
Commissions receivable		59,532
Investment in subsidiary		225,000
Investment management fees receivable		6,474
Due from affiliate		2,747
Prepaid expenses		9,857
Other		300
Total assets		$ 1,394,970
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses		$ 260,890
Other liabilities		14,268
Total liabilities		275,158
Stockholders' equity:		
Common stock, $0.01 par value Authorized 1,000 shares; issued and outstanding 720 shares	$ 7	
Additional paid-in capital	365,867	
Retained earnings	753,938	
Total stockholders' equity		1,119,812
Total liabilities and stockholders' equity		$ 1,394,970

The accompanying Notes to Financial Statements are an integral part of this statement.

BROOKE SECURITIES, INC.
Statement of Operations
Year Ended December 31, 2002

REVENUES:	
Commission income	$ 3,252,019
Investment management fees	29,690
Interest (including Short Interest earned)	142,592
Dividends	3,753
Other income	26,372
Realized gains/(losses)	(20,048)
Unrealized gains/(losses)	(249,352)
Total revenues	3,185,026
EXPENSES:	
Commissions	2,356,709
Salaries and benefits	165,230
Execution and clearing costs	250,088
Communications	23,842
Professional fees	53,517
Insurance	1,917
Rent	47,100
Leases	29,302
Registration fees	11,717
Entertainment and travel	1,456
Subscriptions and publications	1,509
Other expenses	3,474
Total expenses	2,945,861
Net income before provision for income taxes	239,165
Provision for income taxes	(85,460)
Net income	$ 153,705

The accompanying Notes to Financial Statements are an integral part of this statement.

BROOKE SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 153,705
(Increase) decrease in operating assets:	
Due from broker	(675)
Short-term investments	(169,711)
Securities owned, at market	189,147
Commissions receivable	24,189
Investment in subsidiary	(25,000)
Investment management fees receivable	1,298
Due from affiliate	15,891
Prepaid expenses	3,175
Other	(300)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(180,054)
Due to affiliate	(1,216)
Other liabilities	4,212
Net cash used in operating activities	14,661
Net increase in Cash	14,661
Cash at December 31, 2001	41,246
Cash at December 31, 2002	$ 55,907

The accompanying Notes to Financial Statements are an integral part of this statement.

BROOKE SECURITIES, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2002

	Common Stock	Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balance at beginning of year	$ 7	$ 365,867	$ 600,233	$ 966,107
Net income	-0-	-0-	153,705	153,705
Balance at end of year	$ 7	$ 365,867	$ 753,938	$1,119,812

The accompanying Notes to Financial Statements are an integral part of this statement.

BROOKE SECURITIES, INC.
Notes to Financial Statements
Year Ended December 31, 2002

(1) Organization

Brooke Securities, Inc. (Brooke) is a broker-dealer registered under the Securities Exchange Act of 1934. Brooke was incorporated in March 1987. The branch office in Bermuda commenced its operations on January 1, 1997.

(2) Significant Accounting Policies

(a) Basis of Preparation
The financial statements have been prepared in accordance with generally accepted accounting principles. It includes the accounts of the branch office

(b) Revenue Recognition
Effective as of January 12, 1995, Brooke began conducting business as a broker-dealer in securities. Recognition of related income and expenses are recorded on trade date.

(c) Depreciation
Office equipment is depreciated over sixty months using the straight line method.

(3) Net Capital

Brooke, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission and the related rules of the NASD Regulation, Inc. (NASD). Such rules prohibit Brooke from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined).

As of January 12, 1995, the minimum net capital for Brooke is $100,000. Pursuant to contractual arrangements, Bear, Stearns Securities Corp. acts as the clearing broker-dealer, who carries all of the accounts of the customers and maintains and preserves all books and records as are customarily kept by a clearing broker-dealer.

At December 31, 2002, Brooke had aggregate indebtedness and net capital of $ 275,158 and $ 741,397, respectively, a ratio of 0.37 to 1.

4) Commitments and Contingencies:

Lease Obligation:
Brooke leases its' premises under a sub-lease from Olympia Capital Associates, L.P. for a one year period ending December 31, 2002. The lease has been renewed to December 31, 2003 under the same terms and conditions. The annual rent for the premises is $ 40,500.

BROOKE SECURITIES, INC.
Schedule 1 - Supplementary Information
December 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$ 1,119,812
Deduct:		
Non-allowable assets		(319,730)
Net Capital before haircuts on security positions		800,082
Less: Haircuts on securities:		
Securities positions	$ (57,892)	
Undue concentration	(793)	(58,685)
Net capital		$ 741,397

Note: The above computation does not differ materially from that filed by Brooke Securities, Inc. with the NASD.

BROOKE SECURITIES, INC.
Schedule 1 - Supplementary Information, continued
December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital	$ 741,397
Minimum net capital requirement	100,000
Excess net capital	$ 641,397

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 260,890
Other payables	14,268
Total aggregate indebtedness	$ 275,158
Percentage of aggregate indebtedness to net capital	37%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1	N/A

Note: The above computation does not differ materially from that filed by Brooke Securities, Inc. with the NASD.

Paul Rosenberg
CERTIFIED PUBLIC ACCOUNTANT

333 WEST 52ND STREET, NEW YORK, N.Y. 10019

212 / 581 – 9099

The Board of Directors of
Brooke Securities, Inc.

I have examined the financial statements of Brooke Securities, Inc., for the year ended December 31, 2002, and have issued my report thereon dated February 26, 2003. As part of my examination, I made a study and evaluation of the Corporation's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Brooke Securities, Inc., that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by Brooke Securities, Inc., in complying with Regulation T of the Board of Governors of the Federal Reserve System, because Brooke Securities, Inc., does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Brooke Securities, Inc., is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Brooke Securities, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subjected to the risk that may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal control of Brooke Securities, Inc., taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Corporation's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the NASD Regulation, Inc. and should not be used for any other purpose.

February 26, 2003

Paul Rosenberg, CPA